Exhibit 99.77(c)

INDEX OF ATTACHMENTS

ITEM 77

SUB-ITEM 77C:

Submission of matters to vote of security holders

SUB-ITEM 77D:

Policies with respect to security investments

SUB-ITEM 77M:

Mergers

SUB-ITEM 77Q1:

Exhibits

ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77C

On June 18, 2014, a Special Meeting of the shareholders of Financial Services Trust and Fundamental Value Trust was held at 601 Congress Street, Boston, Massachusetts 02210 at 10:00 a.m. Eastern Time for the purpose of considering and voting upon:

Financial Services Trust

Proposal One: Approval of an amendment to the advisory agreement between John Hancock Variable Insurance Trust and John Hancock Investment Management Services, LLC, with respect to Financial Services Trust to add a new advisory fee breakpoint and change advisory fee rates at certain asset levels.

PROPOSAL ONE PASSED ON June 18, 2014.

For	Against	Abstain
8,580,236.912	1,359,469.417	1,353,062.723

Proposal Two: Approval of a new investment subadvisory agreement between John Hancock Investment Management Services, LLC and John Hancock Asset Management a division of Manulife Asset Management (US) LLC with respect to Financial Services Trust.

PROPOSAL TWO PASSED ON June 18, 2014.

For	Against	Abstain
8,823,292.799	1,012,806.530	1,456,669.723

Fundamental Value Trust

Proposal One: Approval of an Agreement and Plan of Reorganization providing for the reorganization of Fundamental Value Trust into Fundamental Large Cap Value Trust.

PROPOSAL ONE PASSED ON June 18, 2014.

For	Against	Abstain
67,007,785.448	2,837,132.217	6,448,215.766

Proposal Two: Approval of a new investment subadvisory agreement between John Hancock Investment Management Services, LLC and John Hancock Asset Management a division of Manulife Asset Management (US) LLC with respect to Fundamental Value Trust.

PROPOSAL TWO PASSED ON June 18, 2014.

For	Against	Abstain
66,634,950.091	3,241,985.451	6,416,197.889